FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 5,2004

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On September 28,2004, Syneron Medical Ltd. (the “Company”) issued a press release regarding Thermage vs Syneron court ruling denying Thermage motion for preliminary injunction.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated September 28, 2004, announcing the court ruling in favor of Syneron, denying Thermage’s motion for preliminary injunction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: October 5, 2004

Medical Ltd.	Industrial Zone Yokneam Illit,20692. P.O.B. 550, Israel Tel: (972) 4 9097424 Fax: (972) 4 9097417

PRESS RELEASE	September 28, 2004

Court Rules in Favor of Syneron, Denying Thermage’s Motion for
Preliminary Injunction

Yokneam, Israel, and Toronto, Canada – Syneron Medical Ltd. and Syneron Inc. (ELOS) won a significant legal victory in their defense of a patent infringement lawsuit brought by Thermage Inc. in the United States District Court for the Northern District of California. In the lawsuit, Thermage sought a preliminary injunction against the sale of Syneron’s Polaris WR wrinkle treatment device in the United States. In a 12-page opinion, the court denied Thermage’s motion for a preliminary injunction. The court found that Thermage had failed to establish a likelihood of success on the merits and was therefore not entitled to a preliminary injunction. Moshe Mizrahy, Syneron’s CEO, said that the company was “extremely pleased that the court found that Syneron’s challenge to the validity of the patent at issue has substantial merit.”

The decision was particularly important to Syneron, the first and only company in the world to combine the use of light and radiofrequency (“RF”) energy in a medical device for dermatological and medical aesthetic treatments. The court found that there was substantial merit to Syneron’s position that Thermage’s patent claim, which Thermage filed after it saw Syneron’s products on the market, was not supported by the written description of the patent, and that Syneron had raised a substantial question regarding whether the claim was “enabled.” The court also held that Thermage’s patent claim was vulnerable to invalidation based on two prior art references. “The court clearly saw Thermage’s action as an attempt to claim that which it did not invent, and rejected it,” said Mizrahy. “Syneron will continue to vigorously defend itself against this lawsuit by Thermage who has chosen to litigate rather than compete in the market place,” Mizrahy added.

For more information, please contact Domenic Serafino, President, Syneron Inc., at Tel. (866) 259-6661 ext. 247, email: doms@syneron.com, or Moshe Mizrahy, CEO of Syneron Medical, at Tel. +972 4 909-6200, email: moshem@syneron-med.com.

Court Rules in Favor of Syneron - September 28, 2004 Page 2 of 2

About Syneron Medical Ltd.

Syneron Medical Ltd. manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including sales, service and support subsidiaries located in Toronto, Canada (Syneron Inc.) and Grunwald, Germany (Syneron GmbH). Please visit www.syneron.com.

Syneron Medical Ltd.
Soltam Technology Park
P.O.B. 550
Yokneam Illit, 20692
Israel
Tel: +972 4 909-6200
Fax: +972 4 909-6202
info@syneron-med.com

Syneron Inc.
100 West Beaver Creek Rd. Unit 6
Richmond Hill, Ontario, Canada
L4B 1H2
Tel: (1) 905-886-9235
Fax: (1) 905-886-7046
Toll Free: 1-866-259-6661
info@syneron.com

Syneron, the Syneron logo, Aurora, the Aurora logo, Polaris, the Polaris logo and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.